POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

March 15, 2006

Jim Murphy
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

      Re: BMB Munai, Inc.
              Registration Statement on Form SB-2
              Filed October 21, 2005
              File No.: 333-129199

              Form 10-KSB/A for the year ended March 31, 2004
              Filed October 5, 2005
              File No. 000-28638

Dear Mr. Murphy:

       I would like to thank you again for taking the time to speak with Mr. Chapman and I regarding the Chapman Petroleum Reserve Report of the BMB Munai reserves. Your input was very helpful. As per our telephone conversation yesterday, enclosed please find a data CD containing the revised Chapman Reserve Report. I believe the revisions address the staff's concerns we discussed. Once you have had a chance to review the revised report, I would appreciate the opportunity to discuss with you whether you believe the report now more accurately represents BMB Munai's proved reserves and is acceptable to the staff, so that BMB Munai can finalize and file its amended SB-2 and 10-KSB.

       If you have any questions, please do not hesitate to call me. I look forward to your response. Thank you again for your assistance in this matter.

                       Sincerely,

                       POULTON & YORDAN



                       Richard T. Ludlow
                       Attorney at Law

Enclosure

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